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                 April 18, 2024

       Gareth Genner
       Chief Executive Officer
       T Stamp Inc
       3017 Bolling Way, NE, Floor 2
       Atlanta, GA 30305

                                                        Re: T Stamp Inc
                                                            Registration
Statement on Form S-3
                                                            Filed April 11,
2024
                                                            File No. 333-278626

       Dear Gareth Genner:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Uwem Bassey at 202-551-3433 or Jan Woo at 202-551-3453 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Andrew Stephenson